FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated February 13, 2007

Document 2 Material Change Report dated February 13, 2007

Document 1

AMADOR GOLD CORP.

711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

February 13, 2007 TSXV: AGX

GOGAMA PROPERTY ACQUIRED

Amador Gold Corp. (TSXV: AGX) is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Gogama Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration for the Property consists of $45,000, 200,000 shares and a work commitment of $75,000 all over a period of 24 months. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000.

The Gogama Property is located in Moher Township, consists of 1 claim totaling 16 units for 640 acres and is accessed by an all weather gravel road off of highway 144. The claim covers a government documented occurrence of molybdenite located on the contact between a porphyritic granite and amphibolitized schist and gneiss. The molybdenum occurred in a quartz vein that has been exposed for 6 metres.

No work has been recorded since the initial discovery by the government geologists in 1968. Amador plans to conduct prospecting and mapping in the spring on the Property. Peter Caldbick, P.Geo, is a qualified person for the purposes of National Instrument 43-101 and has approved the contents of this news release

ON BEHALF OF THE BOARD

"Richard W. Hughes"

Richard W. Hughes

President

FURTHER INFORMATION CAN BE FOUND ON THE COMPANY’S WEB-SITE AT www.amadorgoldcorp.com

The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Document 2

MATERIAL CHANGE REPORT

TO: British Columbia Securities Commission

Alberta Securities Commission

Item 1. Name and Address of Company

Amador Gold Corp.

                                        711 – 675 West Hastings Street

Vancouver, British Columbia, V6B 1N2

Item 2. Date of Material Change:

February 13, 2007

Item 3. News Release

The press release was issued on February 13, 2007 in Vancouver, Canada.

Item 4. Summary of Material Change

The Company announced, subject to regulatory approval, the acquisition of a 100% interest in the Gogama Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario.

Item. 5 Full Description of Material Change

The Company announced, subject to regulatory approval, the acquisition of a 100% interest in the Gogama Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration for the Property consists of $45,000, 200,000 shares and a work commitment of $75,000 all over a period of 24 months. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000.

The Gogama Property is located in Moher Township, consists of 1 claim totaling 16 units for 640 acres and is accessed by an all weather gravel road off of highway 144. The claim covers a government documented occurrence of molybdenite located on the contact between a porphyritic granite and amphibolitized schist and gneiss. The molybdenum occurred in a quartz vein that has been exposed for 6 metres. No work has been recorded since the initial discovery by the government geologists in 1968. Amador plans to conduct prospecting and mapping in the spring on the Property.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information

                                        Not applicable.

Item 8. Executive Officer

Richard Hughes, President

Telephone: (604) 685-2222

Item 9. Date of Report

Dated at Vancouver, British Columbia this 13th day of February, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: February 14, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary